[UPS Letterhead]
Via EDGAR and Facsimile
May 13, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Daniel Morris, Attorney-Advisor

Re:	United Parcel Service, Inc. File No. 001-15451 Form 10-K for the fiscal year ended December 31, 2008 Schedule 14 filed March 13, 2009
Dear Mr. Morris:
     United Parcel Service, Inc. (“we” or “our”) is responding to the comments of the staff of the Securities and Exchange Commission in its letter dated April 30, 2009. To assist in your review, we have included the staff’s comments and have numbered our responses to correspond with the staff’s comments.
Form 10-K
Exhibit Index
1.	We note that you have incorporated by reference Exhibits 10.4 and 10.5 to the Form 10-K. However, these filings do not include all of the exhibits listed in the table of contents of the agreements. All agreements must be filed in full and include all schedules, exhibits and annexes. Please refile the entire agreements, including all schedules, exhibits and annexes. Refer to Item 601(b)(10) of Regulation S-K.
Response to Comment 1:
In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 we have refiled in full the applicable material contracts.
2.	Further, please confirm that you will file all exhibits in full and include all schedules, exhibits and annexes in future filings.

Securities and Exchange Commission
May 13, 2009

Response to Comment 2:
In future filings, in accordance with Item 601(b)(10) of Regulation S-K, we will file all exhibits in full, including all schedules, exhibits and annexes. However, to the extent that an exhibit contains confidential information, we reserve the right to request confidential treatment for such information in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
     In connection with responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (404) 828-6977 with any questions concerning this letter.

Sincerely,
/s/ Kurt P. Kuehn
Kurt P. Kuehn
Senior Vice President, Chief Financial Officer and Treasurer